AMENDMENT NO. 1 TO
2006 INCENTIVE STOCK PLAN

This Amendment No. 1 hereby amends the Neuro-Hitech, Inc. 2006 Incentive Stock Plan, effective as of October 31, 2006 (collectively, the “Plan”). This Amendment No. 1 is adopted as of October 31, 2006.

The first sentence of Section 4 of the Plan is hereby amended and restated in its entirety as follows:

Subject to adjustment as provided in Section 8 hereof, a total of 1,200,000 shares of the Company’s Common Stock, par value $0.001 per share (the “Stock”), shall be subject to the Plan.

The foregoing Amendment No. 1 to the Plan was adopted by the Board of Directors of Neuro-Hitech, Inc. pursuant to a unanimous written consent in lieu of a special meeting of the Board of Directors as of October 31, 2006.